SE

18007343

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 23 2018
Washington DC
408

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SEC FILE NUMBER
8-65649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fusion Analytics Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 Wiles Rd, Suite 104
(No. and Street)

Coral Springs	FL	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Restrepo 954 345 2888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2018 JUL 24 PM 2:06
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OMC 7/25/18

OATH OR AFFIRMATION

I, Luis Restrepo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fusion Analytics Securities LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Florida
County of Broward

Subscribed and sworn to (or affirmed) before me on this 12 day of July 2018 by Luis F. Restrepo proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

SHADAE STONER
MY COMMISSION # GG 168491
EXPIRES: December 14, 2021
Bonded Thru Notary Public Underwriters

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Fusion Analytics Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fusion Analytics Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the "financial statements") In our opinion, the financial statements present fairly, in all material respects, the financial position of Fusion Analytics Securities, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2007.
New York, New York
July 18, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

Current Assets	
Cash	$ 122,588
Deposit with Clearing Broker	92,508
Receivable from Clearing Brokers	66,390
Prepaid Fidelity Bond	-
Prepaid FINRA Fees	2,500
Total Current Assets	283,986
Other Assets	
Due from Brokers	2,207
Equities (At Fair Market Value)	143,858
Total Other Assets	146,065
TOTAL ASSETS	$ 430,051

LIABILITIES & MEMBER'S EQUITY

Liabilities	
Accrued Expenses	$ 35,368
Accrued Settlement	-
Payroll Liabilities	221,719
Total Liabilities	257,087
Equity	
Member Equity	172,964
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 430,051**

The accompanying notes are an integral part of these financial statements.

Fusion Analytics Securities, LLC
Notes to Financial Statements
December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fusion Analytics Securities, LLC (the "Company") was organized in the State of Delaware on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and the National Futures Association ("NFA").

The Company is a wholly-owned subsidiary of Fusion Analytics Holdings, LLC (the "Parent"). The majority owners of the Parent are also majority owners of a Registered Investment Advisory, Fusion Analytics Investment Partners, LLC ("FAIP").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including providing brokerage and research services to institutional investors in corporate equity and debt securities. Commission income is derived primarily from selling corporate equity and debt securities, and arranging for transactions in listed securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has adopted a policy of clearing intercompany balances on an annual basis. Management believes this more accurately reflects the general nature and reporting of such transactions.

Receivables from clearing broker organizations represent commissions earned on securities transactions. An allowance for doubtful accounts is not considered necessary because probable

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

uncollectable accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RECEIVABLE FROM CLEARING BROKER ORGANIZATION

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2017, the receivable from clearing broker of $66,390 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Morgan Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2017 was $92,508.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes; therefore, no provision for federal

Note 4: INCOME TAXES (CONTINUED)

state and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the member is responsible for the Company's taxable income.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the state tax authority has not proposed any adjustment to the Company's tax position.

Note 5: NEW YORK CITY UNINCORPORATED BUSINESS TAX

For New York City Unincorporated Business Tax (UBT), the Company files as part of a consolidated group that includes its parent, Fusion Holdings, LLC and other affiliated companies. A provision for UBT has not been provided in the accompanying financial statements as if the Company operated on a stand-alone basis. As a result, no accrued tax liability is shown on the accompanying Statement of Financial Condition. The Company relocated its operations to Coral Springs, FL as of May 1, 2017.

Management is confident that the consolidated tax reporting will result in no UBT taxes being due.

Note 6: 401(k) RETIREMENT PLAN

The Company maintains a retirement plan for its employees under Section 401K of the Internal Revenue Code. Fulltime employees are eligible for participation after 90 days of service with the Company. The plan does not provide for any matching or mandatory contributions.

Note 7: RELATED PARTY TRANSACTIONS

As discussed in the General and Summary of Significant Accounting Policies (Note 1), the Company is affiliated with FAIP through common ownership. The Company has entered into an expense sharing agreement with the Parent and FAIP effective October 1, 2014. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, accounting services, client research services, and various other operating costs incurred in the

Note 7: RELATED PARTY TRANSACTIONS (CONTINUED)

ordinary course of the business. During the year ended December 31, 2017, total expenses allocated to the Company from the Parent and Affiliates was $167,016. Included in the allocated expenses were $15,067 of allocated rent for the New York, NY and Coral Springs, FL offices.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8: INTERCOMPANY BALANCES

In a special resolution, the management of the Company has declared a distribution to the Parent of $1,299,845 effective December 31, 2017. In addition, the Parent, in separate resolutions, has for forgiven $571,294 due from the Company, declaring it to be a capital contribution effective December 31, 2017.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

During 2017, the Company, along with an affiliate (FAIP), had been named as defendants in an arbitration hearing with FINRA, which was adjudicated on January 16, 2018.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the

Note 11: GUARANTEES (CONTINUED)

make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

As of the balance sheet date, the Company, along with an affiliate (FAIP), was involved in a FINRA arbitration hearing concluded on January 16, 2018, resulting in a $100,000 award to the plaintiff. Management, supported by legal opinion, avers that the plaintiff was not a firm client, thus negating any Company liability. The financial statements do not contain an adjustment for the award, but has included the award as a liability in its aggregate indebtedness calculation.

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the

Note 14: NET CAPITAL REQUIREMENTS (CONTINUED)

ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $24,399 which was $593 in excess of its required net capital of $23,806; and the Company's ratio of aggregate indebtedness ($357,087) to net capital was 14.64 to 1, which is less than the 15 to 1 maximum allowed.

As a member of the National Futures Association (NFA), the Company is required to maintain a minimum Adjusted Net Capital of $45,000, which is higher than the minimum Net Capital required FINRA, as referred to above. As of December 31, 2017, the Company's Adjusted Net Capital was $20,601 below the NFA minimum Net Capital.

Computation of net capital:

Member's equity	$ 172,964	
Total member's equity		$ 172,964
Less: Non-allowable assets		
Equities (At Fair Market Value)	$ 143,858	
Other assets	4,707	
Total non-allowable assets		148,565
Net capital		24,399

Computation of net capital requirements:

Minimum net capital required	45,000
Excess net capital	$ (20,601)